Annual Report

Cover Page

Name of issuer:

HEVO Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 11/1/2011

Physical address of issuer:

117 8TH ST
BROOKLYN
NEW YORK NY 11215

Website of issuer:

http://www.hevo.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,741,084.00	$1,970,282.00
Cash & Cash Equivalents:	$26,474.00	$13,673.00
Accounts Receivable:	$249,650.00	$67,017.00
Current Liabilities:	$3,396,417.00	$2,244,092.00
Non-Current Liabilities:	$1,620,844.00	$299,517.00
Revenues/Sales:	$409,595.00	$143,401.00
Cost of Goods Sold:	$94,899.00	$170,098.00
Taxes Paid:	$0.00	$0.00
Net Income:	($4,943,329.00)	($4,089,799.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

THE COMPANY

1. Name of issuer:

HEVO Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

We have had the annual reports finalized but due to personnel exits, they were not properly filed. The company is filing them now.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jeremy McCool	CEO	HEVO Inc	2011
Yifan Tang	Technologist, Entrepreneur	Paly Ventures	2023
Robert Remenar	Self-employed	Board Member	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jeremy McCool	CEO	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jeremy McCool	5211393.0 Voting Common, Preferred	41.88

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor

does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Project Failure Risk: The risk that the project may not be completed successfully or may fail to deliver the promised product or service. This can result from various factors such as technical challenges, market conditions, or management issues.
>
> Financial Risk: Investors may lose their entire investment if the project fails or does not generate expected returns. Crowdfunding investments are often in early-stage ventures, which inherently carry higher financial risks.
>
> Regulatory Risk: Changes in laws and regulations can impact the viability of the project or the ability to raise funds. Compliance with securities laws and other regulations is crucial, and failure to adhere can lead to legal consequences.
>
> Market Risk: The risk that the market demand for the product or service may not materialize as expected. This can be due to competition, changes in consumer preferences, or broader economic conditions.
>
> Potential Litigation Risk: The risk of legal disputes arising from various aspects of the project, including intellectual property issues, contract disputes, or claims from investors or other stakeholders. Litigation can be costly and time-consuming, potentially impacting the project's success and financial stability.
>
> Operational Risk: Risks related to the day-to-day operations of the project, including supply chain disruptions, management issues, or other operational challenges that can affect the project's success.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of

securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20,000,000	6,253,966	Yes
Series A-1 Preferred Stock	10,000,000	6,189,369	Yes
Non-voting Common Stock	10,000,000	1,010,417	No
Series A-2 Preferred Stock	2,501,125	524,829	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	2,279,416 (2013 Equity Incentive Plan); 1,972,492 (2023 Equity Incentive Plan)

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	David S.
Issue date	09/26/23
Amount	$1,000,000.00
Outstanding principal plus interest	$1,000,000.00 as of 04/23/25
Interest rate	0.0% per annum
Current with payments	Yes

This debt has interest rate, maturity date, or repayment plan. The company plans to pay it as soon as company is in position eliminate the debt w/o putting company at risk before the next capital raise.

Convertible Note

Issue date	10/06/21
Amount	$500,000.00
Interest rate	8.0% per annum
Discount	[illegible]

Discount	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	05/02/25
Amount	$345,000.00
Interest rate	20.0% per annum
Discount	20.0%
Valuation cap	$50,000,000.00
Maturity date	05/02/26

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Priced Round	$140,702	General operations
2/2020	Section 4(a)(2)	Convertible Note	$3,966,167	General operations
2/2021	Section 4(a)(2)	Preferred stock	$3,797,863	General operations
2/2021	Section 4(a)(2)	Common stock	$493,849	General operations
10/2021	Section 4(a)(2)	Convertible Note	$500,000	General operations
2/2022	Regulation D, Rule 506(c)	SAFE	$2,140,854	General operations
7/2022	Regulation Crowdfunding	SAFE	$1,888,102	General operations
5/2023	Regulation Crowdfunding	SAFE	$839,657	General operations
11/2023	Regulation D, Rule 506(b)	SAFE	$905,500	General operations
2/2025	Regulation D, Rule 506(b)	SAFE	$3,381,796	General operations
5/2025	Regulation D, Rule 506(b)	Convertible Note	$345,000	General operations
7/2025	Regulation D,	Preferred stock	$250,000	General

7/2025	Regulation D, Rule 506(c)	Preferred stock	$250,000	General operations
8/2025	Section 4(a)(2)	Preferred stock	$20,000	General operations
8/2025	Regulation Crowdfunding	Priced Round	$579,108	General operations
1/2026	Regulation D, Rule 506(c)	SAFE	$105,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Certain Shareholders
Amount Invested	$30,000.00
Transaction type	Loan
Issue date	12/31/25
Outstanding principal plus interest	$30,600.00 as of 10/08/26
Interest rate	2.0% per annum
Maturity date	12/31/26
Outstanding	Yes
Current with payments	Yes
Relationship	Shareholders

Extended loans

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar

transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Wireless charging infrastructure to power our EV future

Milestones

HEVO Inc. was incorporated in the State of Delaware in November 2011.

Since then, we have:

- Partnering with Stellantis: Developing wireless charging products to integrate with Stellantis EV

- More Major Automakers Onboard: HEVO chosen as reference design for multiple new EV platforms

- Backed by Leading Auto Investors: Ulu Ventures, VoLo Earth Ventures and the Dream Fund.

- Team with multiple exits in EV space and leadership experience at Tesla, Rivian, BMW, Ford, and GM.

- Partnered with STEER Tech to develop a wireless autonomous charging solution

- Strong IP portfolio with 17 patent families

- EV Charging Market Growing 45.5% per year, expected to hit $414B by 2033, from $21.8B today

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

BUSINESS AND FINANCIAL CONDITION
HEVO develops wireless electric-vehicle charging equipment and related technology. During 2023, HEVO generated $409,595 of revenue and recorded a net loss of $4,943,329, compared with $143,401 of revenue and a net loss of $4,089,799 in 2022. Cash and cash equivalents increased from $13,673 at December 31, 2022 to $26,474 at December 31, 2023. Current liabilities increased from $1,744,092 to $3,396,417 over the same period.
The audited financial statements contain a going-concern disclosure. At December 31, 2023, HEVO had an accumulated deficit of approximately $20.1 million and negative working capital of approximately $2.9 million. These conditions raise substantial doubt about HEVO's ability to continue as a going concern. Management continued to pursue additional financing and customer opportunities. There can be no assurance that additional financing will be available on acceptable terms or that customer opportunities will generate sufficient cash to fund operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.
During 2023, HEVO received $1,935,779 from SAFE issuances and $1,226,245 in loan proceeds, and repaid $250,701 of loans. These financing activities were important sources of liquidity during 2023. As of December 31, 2023, SAFE notes had a carrying amount of $6,213,118.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $409,595 compared to the year ended December 31, 2022, when the Company had revenues of $143,401.

- *Assets*. As of December 31, 2023, the Company had total assets of $1,741,084, including $26,474 in cash. As of December 31, 2022, the Company had $1,970,282 in total assets, including $13,673 in cash.

Company had $1,976,282 in total assets, including $15,675 in cash.

- *Net Loss.* The Company has had net losses of $4,943,329 and net losses of $4,089,799 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.
- *Liabilities.* The Company's liabilities totaled $5,017,261 for the fiscal year ended December 31, 2023 and $2,543,609 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, October 21, 2026, the company has been financed with $1,233,640 in debt, $4,561,712 in equity, $4,811,167 in convertibles, and $8,421,252 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

HEVO Inc. cash in hand is $15,500, as of May 2025. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $65,000/month, for an average burn rate of $65,000 per month. Our intent is to be profitable in 72 months.

We have had SAFE notes from existing accredit investors that we plan to finalize by end of December 31, 2025. Those internal Regulation D 506(b) investors have the option to redeem the SAFE with interest. The targeted funding for this private offering is $250K total.

We have an existing agreement with a major automaker for approximately $325K that will expect to be paid in the next 3-6 months.

We are not profitable and our financial projections show that the company needs to raise a total of approximately $30M to reach profitability.

We have over 300 accredited investors and over 4,000 non-accredited investors with many that we anticipate will participate in this Reg CF offering.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jeremy McCool, certify that:

(1) the financial statements of HEVO Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of HEVO Inc. included in this Form reflects accurately the information reported on the tax return for HEVO Inc. filed for the most recently completed fiscal year.

Jeremy McCool

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's

interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.hevo.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange

Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Jeremy McCool
- Robert Remenar
- Yifan Tang

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

HEVO Crowd SAFE

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Appendix D: Director & Officer Work History

Jeremy McCool

Robert Remenar

Yifan Tang

Appendix E: Supporting Documents

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Annual Report is 100% accurate**
☑ **I agree to the Lead Investor Agreement**
☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

HEVO Inc.

By

Jeremy McCool

CEO and Chairman

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jeremy McCool

CEO and Chairman
10/20/2026

Robert J Remenar

Director
10/20/2026

Yifan Tang

Director
10/20/2026

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.